Exhibit 99.1

Xinyuan Real Estate Announces Delayed Filing of Annual Report

BEIJING, April 30, 2021 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or the "Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in the U.S., today announced that its Annual Report on Form 20-F for the year ended December 31, 2020 (the "Annual Report") could not be filed by April 30, 2021.

The Annual Report could not be filed on or before the April 30, 2021 filing deadline because the Company's Audit Committee, with the assistance of advisors, is in the process of conducting an independent review of certain transactions to assess their potential impact on the Company's 2020 financial statements.

The Audit Committee is working diligently with its advisors to complete the review in a timely manner. The Company will not be in a position to file its Annual Report until the Audit Committee completes its review and the Company assesses the results of the review.

The Company intends to follow the procedures established in Section 802.01E of the NYSE Listed Company Manual to address the delayed filing. The delayed filing is not impacting the Company's day-to-day operations, and it has no immediate effect on the listing or trading of Xinyuan ADSs on the NYSE under the symbol "XIN".

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets； fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Department
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com